                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   2  )*

                       Therapeutic Discovery Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883376105
                      ----------------------------------
                                 (CUSIP Number)

                             Joseph D. Lehrer, Esq.
        10 S. Broadway, Suite 2000 St. Louis, MO  63102  (314) 241-9090
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 10, 1996
              ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

                                 SCHEDULE 13D


CUSIP NO.  883376105                                PAGE   2   OF   6    PAGES
          ----------------                                ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JOHN D. WEIL, SS# ###-##-####

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /  /
                                                                      (b)  /xx/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            756,322, Subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0        Subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        756,322, Subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                       0         Subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         793,822,  Subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.26%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  883376105                                              PAGE 3 OF 6

                        AMENDMENT NO. 2 TO SCHEDULE 13D

     The Reporting Person reported the acquisition of shares of the Class A Common Stock, $.01 par value ("Stock") of Therapeutic Discovery Corporation, a Delaware corporation (the "Issuer"), 1375 California Avenue, Palo Alto, California 94303 in an initial filing of this Schedule 13D on April 11, 1994, as amended by Amendment No. 1 filed September 16, 1995. In this regard, Item 4, Item 5 and Item 6 are hereby amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

CUSIP NO.  883376105                                              PAGE 4 OF 6


ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 793,822 shares of Stock in the manner hereinafter described:

                                                                         Percentage of
                                 Relationship to                          Outstanding
    Shares Held in Name of       Reporting Person      Number of Shares    Securities
--------------------------       ----------------      ----------------  ------------
Woodbourne Development, L.P.1    Partnership               747,822              9.67%
                                 Controlled by
                                 Reporting Person

Daniel D. Weil                   Nephew                     14,600               .19%

Victoria L. Weil                 Daughter                   12,200               .16%

Gideon J. Weil                   Son                        10,700               .14%

Clayton Management Company       Corporation                 8,500               .11%
                                 Controlled by         -----------       ------------
                                 Reporting Person
TOTAL                                                      793,822             10.26%
                                                       ===========       ============
                                                                     (-.01 rounding error)

     The foregoing percentages assume that the Issuer has 7,734,424 shares of Stock outstanding.

     All shares held in the name of the corporation specified in Item 5 are reported as beneficially owned by the Reporting Person because, as sole shareholder, officer and director of such corporation, the Reporting Person has voting and investment power with respect to the shares of Stock owned by such corporation. All shares held in the name of the limited partnership specified in Item 5 are reported as beneficially owned by the Reporting Person because, as sole shareholder, officer and director of the general partner of such limited partnership, the Reporting Person has voting and investment power with respect to the shares of Stock owned by such limited partnership. All shares held in the name of family members of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of the Reporting Person. Except for Stock held in the name of the Reporting Person, or in the name of a corporation or limited partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

--------------------------

1 On November 1, 1996, all shares of Stock previously reported as beneficially owned by the Reporting Person, members of his family (other than shares held by the Reporting Person's nephew, daughter and son as reported in Item 5) or family trusts were transferred to Woodbourne Development, L.P.

CUSIP NO.  883376105                                              PAGE 5 OF 6



     AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

   (c)

                                                                               Transaction Made
  Purchase in the Name of       Date    Number of Shares  Net Price Per Share  Through
----------------------------  --------  ----------------  -------------------  --------------------
Woodbourne Development, L.P.  12/26/96       5,000               10.75            Goldman Sachs

Woodbourne Development, L.P.  1/10/97        7,000               10.75            Goldman Sachs

Woodbourne Development, L.P.  2/12/97       15,000               11.00            Goldman Sachs

Woodbourne Development, L.P.  2/20/97       28,000               10.88            Goldman Sachs

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person is the sole shareholder, officer and director of the corporation mentioned in Item 5. The Reporting Person is the sole shareholder, officer and director of the corporation that is the general partner of the limited partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5.

CUSIP NO.  883376105                                              PAGE 6 OF 6



                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ John D. Weil
                                          --------------------------------------
                                               John D. Weil


                                               March 7, 1997